Exhibit 99.1

CNFinance Announces Third Quarter of 2022

Unaudited Financial Results

GUANGZHOU, China, November 22, 2022 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Operational and Financial Highlights

●	Total loan origination volume[1] was RMB3,871.2 million (US$544.2 million) in the third quarter of 2022, compared to RMB3,117.5 million in the same period of 2021.

●	Total outstanding loan principal[2] was RMB10.5 billion (US$1.5 billion) as of September 30, 2022, compared to RMB10.4 billion as of December 31, 2021.

●	Total interest and fees income were RMB416.9 million (US$58.6 million) in the third quarter of 2022, compared to RMB457.0 million in the same period of 2021.

●	Net income was RMB46.0 million (US$6.6 million) in the third quarter of 2022, compared to RMB19.0 million in the same period of 2021.

●	Basic and diluted earnings per ADS were RMB0.70 (US$0.10) and RMB0.64 (US$0.09), respectively, in the third quarter of 2022, compared to RMB0.28 and RMB0.25, respectively, in the same period of 2021.

“During the third quarter of 2022, our loan facilitation volume surged despite continued regional and city lockdowns as part of the COVID-19 pandemic prevention and control measures. We concluded the quarter with serving nearly 6,000 MSE owners and facilitating loans of over RMB3.8 billion with trust company partners. We also introduced loans of RMB386 million to the commercial bank partners. Due to more efficient management of sales partners, as well as an increase in interest income charged to sales partners who choose to repurchase defaulted loan in installments, our profit margin, representing net interest and fees income after collaboration cost as a percentage of our total interest and fees income, increased to approximately 41% for the third quarter of 2022 from approximately 32% for the same period of 2021. Our net income has also increased as compared to the same period of last year. Going forward, we will continue to face challenges but will also embrace opportunities, as we believe in the resilience of China’s economy as well as the potential of the inclusive finance industry. In order to continuously expand our business and help more MSE owners, we will keep on promoting diversified products to serve more prospective borrowers,” commented Mr. Bin Zhai, CEO and Chairman of CNFinance.

[1]	Refers to the total amount of loans CNFinance originated during the relevant period.
[2]	Refers to the total amount of loans principal outstanding for CNFinance at the end of the relevant period.

Third Quarter 2022 Financial Results

Total interest and fees income decreased by 8.8% to RMB416.9 million (US$58.6 million) for the third quarter of 2022 from RMB457.0 million in the same period of 2021.

Interest and financing service fees on loans decreased by 9.1% to RMB413.4 million (US$58.1 million) for the third quarter of 2022 from RMB454.9 million in the same period of 2021, primarily attributable to a decrease in the balance of average daily outstanding loan principal. Such decrease was mainly as a result of the Company’s transferal of loans under the traditional facilitation model to third parties in bulk during the fourth quarter of 2021, which was partially offset by an increase in the total outstanding loan principal under the collaboration model.

Interest on deposits with banks increased by 66.7% to RMB3.5 million (US$0.5 million) for the third quarter of 2022 from RMB2.1 million in the same period of 2021, primarily due to the higher daily average amount of time deposits.

Total interest and fees expenses decreased by 10.8% to RMB195.4 million (US$27.5 million) for the third quarter of 2022, compared to RMB219.1 million in the same period of 2021, primarily due to a decrease in principals of other borrowings and lower interest rates charged by trust companies.

Net interest and fees income was RMB221.5 million (US$31.1 million) for the third quarter of 2022, a decrease of 6.9% from RMB237.9 million in the same period of 2021.

Interest income charged to sales partners3, representing fee charged to sales partners who choose to repurchase default loans in installments, increased by 213.1% to RMB33.5 million (US$4.7 million) for the third quarter of 2022 from RMB10.7 million in the same period of 2021, primarily attributable to an increase in the delinquent loans that were repurchased by the sales partners in installments.

Collaboration cost for sales partners decreased to RMB85.0 million (US$11.9 million) for the third quarter of 2022 from RMB101.5 million in the same period of 2021, primarily attributable to a lower average fee rate the Company paid to sales partners in the third quarter of 2022 as compared to the same period of 2021. The fee rate under collaboration model varies based on different collaboration model types and the terms of the loan.

Net interest and fees income after collaboration cost was RMB170.0 million (US$23.9 million) for the third quarter of 2022, an increase of 15.6% from RMB147.1 million in the same period of 2021.

Provision for credit losses increased by 29.8% to RMB42.3 million (US$5.9 million) for the third quarter of 2022 from RMB32.6 million in the same period of 2021. The increase was due to the heightened economic uncertainty caused by COVID-19 pandemic and the relevant prevention and control measures, as well as the downward pressure faced by China’s real estate market during the third quarter of 2022.

Net gains on sales of loans were RMB19.6 million (US$2.8 million) for the third quarter of 2022 as compared to net losses of RMB3.4 million in the same period of 2021. The change was primarily attributable to an increase in the repayment by sales partners of delinquent loans they agreed to repurchase by installments.

[3]	In the event of a loan defaults and the sales partner chooses to repurchase such loan in installments, the Company charges certain percentage of the loan as the interest income charged to sales partners. The interest income charged to sales partners was previously presented as “fund possession fee” under “other gains/(losses), net”, and is separately listed herein due to an increase in its absolute amount in the third quarter of 2022.

Other losses, net were RMB2.0 million (US$0.3 million) for the third quarter of 2022 as compared to other gains, net, of RMB5.0 million in the same period of 2021. The change was primarily attributable to an increase in expected credit losses of guarantee in relation to certain financial guarantee arrangements the Company entered into with a third-party guarantor in 2021, who provides guarantee services to commercial bank partners. Such increase in expected credit losses of guarantee was in line with an increase in the total balance of outstanding loans under the commercial bank partnership.

Total operating expenses decreased by 10.6% to RMB83.1 million (US$11.7 million) for the third quarter of 2022 from RMB93.0 million in the same period of 2021.

Employee compensation and benefits increased by 4.4% to RMB49.8 million (US$7.0 million) for the third quarter of 2022 from RMB47.7 million in the same period of 2021, primarily attributable to an increase in the performance based bonuses as a result of an increase in loan origination volume during the third quarter of 2022.

Share-based compensation expenses decreased by 70.2% to RMB1.4 million (US$0.2 million) for the third quarter of 2022 from RMB4.7 million in the same period of 2021. According to the Company’s share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges decreased by 27.4% to RMB7.7 million (US$1.1 million) for the third quarter of 2022 from RMB10.6 million for the same period of 2021, primarily attributable to a decrease in the non-deductible value added tax (“VAT”). Certain amounts in our business operations are characterized as “service fees charged to trust plans”, which are non-deductible items. According to applicable PRC tax regulations, “service fees charged to trust plans” are subject to a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. “Service fees charged to trust plans” decreased in the third quarter of 2022 as compared to the same period of 2021 due to maturity of certain trust plans.

Operating lease cost was RMB3.8 million (US$0.5 million) for the third quarter of 2022 as compared to RMB3.7 million for the same period of 2021.

Other expenses decreased by 22.4% to RMB20.4 million (US$2.9 million) for the third quarter of 2022 from RMB26.3 million in the same period of 2021, primarily due to a decrease in attorney fees associated with legal proceedings, mainly as a result of the Company’s switch from the traditional facilitation model to the collaboration model, under which relevant attorney fees are borne by sales partners.

Income tax expense increased by 153.0% to RMB16.7 million (US$2.3 million) for the third quarter of 2022 from RMB6.6 million in the same period of 2021, primarily due to an increase in the amount of taxable income.

Effective tax rate was 26.6% for the third quarter of 2022 as compared to 25.7% in the same period of 2021.

Net income increased by 142.1% to RMB46.0 million (US$6.6 million) for the third quarter of 2022 from RMB19.0 million in the same period of 2021.

Basic and diluted earnings per ADS were RMB0.70 (US$0.10) and RMB0.64 (US$0.09), respectively, in the third quarter of 2022, compared to RMB0.28 and RMB0.25, respectively, in the same period of 2021. One ADS represents 20 ordinary shares.

As of September 30, 2022 and December 31, 2021, the Company had cash, cash equivalents and restricted cash of RMB1.4 billion (US$0.2 billion) and RMB2.2 billion, including RMB0.8 billion (US$0.1 billion) and RMB1.5 billion from structured funds, respectively, which could only be used to grant loans.

The delinquency ratio for loans originated by the Company decreased from 24.1% as of December 31, 2021 to 22.9% as of September 30, 2022. The delinquency ratio for first lien loans decreased from 30.1% as of December 31, 2021 to 27.0% as of September 30, 2022, and the delinquency ratio for second lien loans increased from 20.3% as of December 31, 2021 to 21.2% as of September 30, 2022.

The delinquency ratio (excluding loans held for sale) for loans originated by the Company decreased from 16.2% as of December 31, 2021 to 13.0% as of September 30, 2022. The delinquency ratio for first lien loans (excluding loans held for sale) decreased to 14.5% as of September 30, 2022 from 19.3% as of December 31, 2021, and the delinquency ratio for second lien loans (excluding loans held for sale) decreased from 14.3% as of December 31, 2021 to 12.8% as of September 30, 2022.

The NPL ratio for loans originated by the Company increased from 9.4% as of December 31, 2021 to 10.8% as of September 30, 2022. The NPL ratio for first lien loans increased to 13.9% as of September 30, 2022 from 13.5% as of December 31, 2021, and the NPL ratio for second lien loans increased from 6.8% as of December 31, 2021 to 9.3% as of September 30, 2022.

The NPL ratio (excluding loans held for sale) for loans originated by the Company decreased from 2.1% as of December 31, 2021 to 1.5% as of September 30, 2022. The NPL ratio for first lien loans (excluding loans held for sale) decreased from 3.1% as of December 31, 2021 to 1.3% as of September 30, 2022, and the NPL ratio for second lien loans (excluding loans held for sale) remained relatively stable at 1.6% as of September 30, 2022.

Recent Development

Share Repurchase

On March 16, 2022, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of American depositary shares (“ADSs”) during a period of up to 12 months commencing on March 16, 2022. As of September 30, 2022, the Company had repurchased an aggregate of approximately US$10.3 million worth of its ADSs under this share repurchase program.

Appointment of Independent Director

On November 21, 2022, the Company’s board of directors appointed Mr. Ge Yang as an independent director, effective on November 22, 2022. Mr. Ge Yang has over 30 years of experiences in corporate finance, non-bank financial institution, and wealth and asset management. He has worked with listed companies both in China and the U.S. Currently based in New York, Mr. Yang is expected to, together with the other board members, explore further opportunities for the Company to continue growth in the capital market.

Mr. Yang holds a bachelor’s degree from Nankai University, majoring in International Finance. He also holds an MBA degree from Tsinghua University, and an M.S. in Accounting from Seton Hall University.

Conference Call

CNFinance’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, November 22, 2022 (9:00 PM Beijing/ Hong Kong Time on Tuesday, November 22, 2022).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-3018-4992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on November 29, 2022.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	7241061

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2022, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, fluctuations in general economic and business conditions in China, the impact and future development of COVID-19 pandemic in China and across the globe, and relevant government laws, regulations, rules, policies or guidelines relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance conducts business by collaborating with sales partners and trust company partners. Sales partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to its trust company partners who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitated are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands, except for number of shares)

	December 31, 2021	September 30, 2022
	RMB	RMB	US$
Assets

Cash, cash equivalents and restricted cash	2,231,437	1,373,243	193,047
Loans principal, interest and financing service fee receivables	9,412,718	9,544,625	1,341,762
Allowance for credit losses	975,851	1,017,079	142,979
Net loans principal, interest and financing service fee receivables	8,436,867	8,527,546	1,198,783
Loans held-for-sale (including RMB24,696 thousand and RMB11,694 thousand measured at fair value as of December 31, 2021 and September 30, 2022, respectively)	733,975	1,016,173	142,851
Investment securities	1,088,044	962,415	135,294
Property and equipment	3,042	2,891	407
Intangible assets and goodwill	4,009	3,615	508
Deferred tax assets	21,068	23,814	3,348
Deposits	156,954	135,245	19,013
Right-of-use assets	16,197	15,546	2,185
Guaranteed assets	1,289,752	1,508,771	212,100
Other assets	404,826	381,901	53,687

Total assets	14,386,171	13,951,160	1,961,223

Liabilities and shareholders’ equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	45,250	5,966	839
Other borrowings	8,041,892	7,594,325	1,067,593
Accrued employee benefits	24,224	23,011	3,235
Income taxes payable	154,957	170,245	23,933
Deferred tax liabilities	151,829	68,525	9,632
Lease liabilities	15,521	14,830	2,085
Credit risk mitigation position	1,348,450	1,361,972	191,463
Other liabilities	785,761	831,795	116,932

Total liabilities	10,567,884	10,070,669	1,415,712

Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2021 and September 30, 2022)	917	917	129
Treasury stock	-	(68,090)	(9,572)
Additional paid-in capital	1,018,429	1,022,760	143,777
Retained earnings	2,824,335	2,931,550	412,111
Accumulated other comprehensive losses	(25,394)	(6,646)	(934)

Total shareholders’ equity	3,818,287	3,880,491	545,511

Total liabilities and shareholders’ equity	14,386,171	13,951,160	1,961,223

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Three months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	454,870	413,352	58,108
Interest on deposits with banks	2,123	3,514	494

Total interest and fees income	456,993	416,866	58,602

Interest expenses on interest-bearing borrowings	(219,126)	(195,396)	(27,468)

Total interest and fees expenses	(219,126)	(195,396)	(27,468)

Net interest and fees income	237,867	221,470	31,134

Interest income charged to sales partners	10,718	33,516	4,712
Collaboration cost for sales partners	(101,521)	(84,961)	(11,944)

Net interest and fees income after collaboration cost	147,064	170,025	23,902
Provision for credit losses	(32,589)	(42,322)	(5,950)

Net interest and fees income after collaboration cost and provision for credit losses	114,475	127,703	17,952

Realized gains on sales of investments, net	2,492	501	70
Net (losses)/gains on sales of loans	(3,410)	19,617	2,758
Other gains/(losses), net	5,033	(2,002)	(281)

Total non-interest income	4,115	18,116	2,547

Operating expenses
Employee compensation and benefits	(47,744)	(49,772)	(6,997)
Share-based compensation expenses	(4,692)	(1,443)	(203)
Taxes and surcharges	(10,578)	(7,739)	(1,088)
Operating lease cost	(3,721)	(3,782)	(531)
Other expenses	(26,255)	(20,363)	(2,863)

Total operating expenses	(92,990)	(83,099)	(11,682)

Income before income tax expense	25,600	62,720	8,817
Income tax expense	(6,571)	(16,698)	(2,347)

Net income	19,029	46,022	6,470

Earnings per share
Basic	0.01	0.04	0.005
Diluted	0.01	0.03	0.004
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	0.28	0.70	0.10
Diluted	0.25	0.64	0.09

Other comprehensive income
Foreign currency translation adjustment	1,069	9,880	1,389

Comprehensive income	20,098	55,902	7,859

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	1,325,657	1,180,107	165,897
Interest on deposits with banks	7,907	8,756	1,231

Total interest and fees income	1,333,564	1,188,863	167,128

Interest expenses on interest-bearing borrowings	(570,367)	(583,590)	(82,040)

Total interest and fees expenses	(570,367)	(583,590)	(82,040)

Net interest and fees income	763,197	605,273	85,088

Interest income charged to sales partners	22,260	89,501	12,582
Collaboration cost for sales partners	(306,282)	(241,163)	(33,902)

Net interest and fees income after collaboration cost	479,175	453,611	63,768
Provision for credit losses	(30,054)	(154,241)	(21,683)

Net interest and fees income after collaboration cost and provision for credit losses	449,121	299,370	42,085

Realized gains on sales of investments, net	10,053	16,934	2,381
Net gains on sales of loans	17,878	51,040	7,175
Other gains, net	11,624	29,607	4,162

Total non-interest income	39,555	97,581	13,718

Operating expenses
Employee compensation and benefits	(148,753)	(141,422)	(19,881)
Share-based compensation expenses	(14,075)	(4,331)	(609)
Taxes and surcharges	(25,658)	(24,823)	(3,490)
Operating lease cost	(11,538)	(10,765)	(1,513)
Other expenses	(74,584)	(73,029)	(10,266)

Total operating expenses	(274,608)	(254,370)	(35,759)

Income before income tax expense	214,068	142,581	20,044
Income tax expense	(44,212)	(35,367)	(4,972)

Net income	169,856	107,214	15,072

Earnings per share
Basic	0.12	0.08	0.011
Diluted	0.11	0.07	0.010
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	2.48	1.59	0.22
Diluted	2.45	1.45	0.20

Other comprehensive (losses)/income
Foreign currency translation adjustment	(1,619)	18,748	2,636

Comprehensive income	168,237	125,962	17,708